Mail Stop 3561

December 18, 2008

George L. Jones
Chief Executive Officer and President
Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, Michigan 48108

> **Re:    Borders Group, Inc.**
> **Form 10-K for Fiscal Year Ended February 2, 2008**
> **Filed April 14, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 21, 2008**
> **Forms 10-Q for Periods Ended May 3, August 2 and**
> **November 1, 2008**
> **Filed June 6, September 5, and December 11, 2008**
> **File No. 1-13740**

Dear Mr. May:

We have reviewed your filing and have the following comments.  You should comply with the comments in all future filings, as applicable.  Please confirm in writing that you will do so and also explain to us how you intend to comply by providing us with your proposed disclosure.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended February 2, 2008

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 20

1.  Please expand this section to discuss known material trends, demands,
    commitments, events, or uncertainties that will have, or are reasonably likely to
    have, a material impact on your financial condition, operating performance,
    revenues, or income, or result in your liquidity decreasing or increasing in any
    material way.  For example, we note your statements in risk factors that you have
    experienced declines in operating income over the last three years and that you
    expect mall traffic to be sluggish for the foreseeable future.  Discuss whether you
    expect these trends to continue.  Also, in light of these trends, provide additional
    analysis concerning the quality and variability of your earnings and cash flows so
    that investors can ascertain the likelihood or extent past performance is indicative
    of future performance.  In addition, please discuss in reasonable detail economic
    or industry-wide factors relevant to your business and provide insight into
    material opportunities, challenges and risks, such as those presented by known
    material trends and uncertainties, on which management are most focused for
    both the short and long term, as well as the actions management is taking to
    address those opportunities, challenges and risks.  For example, we note your
    disclosures regarding business strategy.  However, it is unclear what challenges
    and risks that your strategy is intended to address.  See Item 303 of Regulation S-
    K and Commission Guidance Regarding Management's Discussion and Analysis
    of Financial Condition and Results of Operations, Release No. 33-8350, available
    at www.sec.gov/rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 36

2.  Please disclose the funding available under the credit agreement and discuss your
    ability to meet your cash requirements over both the short and long-term in light
    of known material trends or uncertainties related cash flow, capital resources,
    capital requirements, or liquidity.  Please also discuss the types of financing that
    are, or are reasonably likely to be, available in the event the financing available
    from the credit agreement and the Pershing Square financing are not sufficient to
    meet your cash needs in both the short and long-term.

3.  Please expand your discussion of cash flows from operating activities to cover the
    three-year period covered by the financial statements and provide an analysis of
    the underlying reasons for material changes in operating cash flows, including
    components of working capital, for the years presented.  The discussion should
    include insight into the primary drivers and other material factors necessary to an
    understanding of cash flows and indicative value of historical cash flows.

Off-Balance Sheet Arrangements, page 39

4.  With respect to your off-balance sheet arrangements, please provide additional disclosure regarding the business purpose of the arrangement and the importance to the company of the arrangement with respect to your liquidity, capital resources, market risk support, credit risk support or other benefits.  See Item 303(a)(4)(i) of Regulation S-K.  Please include this additional disclosure in future filings on Forms 10-Q as well.

Significant Contractual Commitments, page 39

5.  Please include a discussion of your cash requirements for items such as interest on credit agreement borrowings and taxes, insurance and other charges payable under operating lease agreements to the extent material to your cash requirements.

Critical Accounting Policies and Estimates, page 40

6.  Please revise to describe the material implications of *uncertainties* associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods.  Such disclosure should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements.  In doing so, please revise to identify those accounting estimates or assumptions where there is a significant amount of subjectivity involved, the estimates or assumptions are susceptible to change, and the impact of the estimates and assumptions on your financial condition or operating performance is material.  Discuss, to the extent material, such factors as how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future.  We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance.  Also, since critical accounting estimates and assumptions are based on matters that are uncertain or difficult to measure, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.  Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 8.  Financial Statements and Supplementary Data, page 44

Note 6 – Contingencies, page 59

7.  Please give an estimate of the possible loss or range of loss or state that such an estimate cannot be made for each of the litigation matters disclosed.  Refer to paragraph 10 of SFAS 5.

Note 7 – Debt, page 60

8.  Please disclose the amount of retained earnings or income restricted or free from restriction under the terms of the credit facility.  Refer to Rule 4-08(e)(1) of Regulation S-X.

Note 10 – Stock-Based Compensation Plans, page 62

9.  Please clarify your disclosure regarding the vesting of discounts on common stock acquired under the 2004 Plan as it unclear why recognition of the discounts on a straight-line basis over the period during which the shares are restricted from sale or transfer complies with paragraph 39 of SFAS 123(R).

10.  Please disclose total compensation cost for share-based payment arrangements and related tax benefits for each year presented.  Refer to paragraph A240g of SFAS 123(R).  In addition, please tell us how you classify stock-based compensation cost in the statements of cash flow.

11.  Please disclose the number and the weighted average grant date fair value of non-vested stock and stock units at the beginning and end of the most recent year and those vested or forfeited during the year.  Refer to SFAS 123(R), paragraphs A240b(2) and A240f.

Note 11 – Acquisition of Paperchase Products, Ltd., page 65

12.  Please tell us how the fiscal 2006 goodwill impairment charge is classified in the income statement.  In future filings please disclose goodwill impairment losses as a separate line in the income statement.  Refer to paragraph 43 of SFAS 142.

Note 13 – Segment Data, page 66

13.  Please tell us the factors you use to identify reportable segments, including the basis of organization and whether operating segments have been aggregated.  Please also tell us the operations for which discrete financial information is available as well as the level of financial information reviewed by your chief operating decision maker to make decisions about resources to be allocated to

various business components and assess performance.  Refer to paragraphs 10-15 of SFAS 131.  If you aggregate operating segments, please tell us the operating segments that are aggregated and why you believe the segments have similar economic characteristics, including a discussion of gross margins among operating segments aggregated into reportable segments.

Note 14 – Discontinued Operations

14. Please tell us the rationale behind your decision to attribute only a nominal value to your equity interest in Bookshop Acquisition Ltd. and to the loan notes.

Form 10-Q for Fiscal Quarter Ended November 1, 2008

15. Please address the above comments as applicable in future filings.

Item1.  Financial Statements

Note 6 – Discontinued Operations

16. Please show us your tests to determine whether the businesses sold on June 10, 2008 met any of the conditions in Rule 1-02(w) of Regulation S-X requiring you to furnish pro forma financial information pursuant to Rule 3-05(b)(2) of Regulation S-X and Items 2.01 and 9.01 of Form 8-K.

17. Please tell us the gain or loss recognized on the sale of the businesses sold on June 10, 2008 and the nature, and amounts of any adjustments to amounts previously reported in discontinued operations and the circumstances giving rise to the adjustments.  Please provide the disclosures in paragraphs 44 and 47 of SFAS 144 in future filings.

Note 8 – Pershing Square Financing Arrangement

18. Please disclose the settlement alternatives of the warrants issued to Pershing Square, including who controls the settlement alternatives.  Refer to paragraph 50 of EITF 00-19.

19. Please tell us how you determined the fair values of each of the instruments issued in the Pershing Square financing transaction.  In addition, please disclose the assumptions used to determine the fair value of the warrants and the backstop purchase offer on the date of issuance and the value of the warrants at the most recent balance sheet date.

Note 9 – Asset Impairments and Other Writedowns

20. We note that your market capitalization is significantly below the book value of your equity and has been for consecutive quarters, and that the sustained decline in your market capitalization was one of the factors which prompted you to perform an interim impairment test of goodwill.  Please provide us with a summary of your results in Step 1 and Step 2, if applicable, of the impairment test.  In addition, tell us how you reconcile the fair value of your reporting units based on discounted cash flows to your market capitalization.

Definitive Proxy Statement on Schedule 14A

Fees Paid to Independent Registered Public Accounting Firm, pages 24-25

21. We note your disclosure on page 25 regarding the nature of services provided in return for the "Audit Related Fees" paid to Ernst & Young.  Considering such fees increased from $42,000 in 2006 to $2,457,938 in 2007, please provide further disclosure regarding the reasons for the increase in "Audit Related Fees."

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Bill Thompson, Accounting Branch Chief at (202) 551-3344 if you have any questions regarding the financial statements and related matters.  Please contact Ramin Olson, Staff Attorney, at (202) 551-3331 or me at (202) 551-3725 with any other questions.

Sincerely,


H. Christopher Owings
Assistant Director